SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                    FORM 8-B/A


                    FOR REGISTRATION OF SECURITIES OF CERTAIN
                       SUCCESSOR ISSUERS FILED PURSUANT TO
                          SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        ENEX CONSOLIDATED PARTNERS, L.P.
-------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

            New Jersey                                 76-0508488
-------------------------------                    --------------------
(State or Other Jurisdiction of                       (I.R.S. Employer
Incorporation or Organization)                      Identification No.)

 c/o Enex Resourses Corporation, 800 Richmond Drive         77339
 Three Kingwood Place, Suite 200, Kingwood, Texas         (Zip Code)
 --------------------------------------------------
       dress of Principal Executive Offices)



Securities to be registered pursuant to Section 12(b) of the Act:
          Title of Each Class            Name of Each Exchange on Which
          to be so Registered            Each Class is to be Registered
          --------------------           ------------------------------
                 NONE                                 NONE
---------------------------------        ------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                   $10 "units" of limited partnership interest
------------------------------------------------------------------------------
                                (Title of Class)


211627_1

Item 1.           General Information.

         (a) Enex Consolidated Partners, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of New Jersey on August 1, 1996.

         (b) The Partnership's fiscal year ends December 31.

Item 2.           Transaction of Succession

         (a) The names of each predecessor of the Partnership which had securities registered pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, are set forth below:

                  Enex Program I Partners, L.P. Enex Oil & Gas Income Program II-7, L.P. Enex Oil & Gas Income Program II-8, L.P Enex Oil & Gas Income Program II-9, L.P Enex Oil & Gas Income Program II-10, L.P. Enex Oil & Gas Income Program III-Series 1, L.P. Enex Oil & Gas Income Program III-Series 2, L.P. Enex Oil & Gas Income Program III-Series 3, L.P. Enex Oil & Gas Income Program III-Series 4, L.P. Enex Oil & Gas Income Program III-Series 5, L.P. Enex Oil & Gas Income Program III-Series 6, L.P. Enex Oil & Gas Income Program III-Series 7, L.P. Enex Oil & Gas Income Program III-Series 8, L.P. Enex Oil & Gas Income Program IV-Series 1, L.P. Enex Oil & Gas Income Program IV-Series 2, L.P. Enex Oil & Gas Income Program IV-Series 4, L.P. Enex Oil & Gas Income Program IV-Series 5, L.P. Enex Oil & Gas Income Program IV-Series 6, L.P. Enex Oil & Gas Income Program IV-Series 7, L.P. Enex Oil & Gas Income Program V-Series 1, L.P. Enex Income and Retirement Fund-Series 1, L.P. Enex Income and Retirement Fund-Series 2, L.P. Enex
                  Income and Retirement Fund-Series 3, L.P. Enex 88-89 Income and Retirement Fund-Series 5, L.P. Enex 88-89 Income and Retirement Fund-Series 6, L.P. Enex 88-89 Income and
                  Retirement   Fund-Series   7,  L.P.   Enex  90-91  Income  and
                  Retirement   Fund-Series   1,  L.P.   Enex  90-91  Income  and
                  Retirement Fund-Series 2, L.P. Enex 90-91 Income and Retirement Fund-Series 3, L.P.


         (b) On June 6, 1997 at special meetings duly called and held pursuant to Notices of Meetings accompanied by a Prospectus/Proxy Statement and Exchange Offer mailed to each of the limited partners (the "Limited Partners") of each of the limited partnerships listed above in subsection (a) of this Item 2 and to each of the Limited Partners of Enex Oil & Gas

211627_1

                  Income Program V-Series 2, L.P., Enex Oil & Gas Income Program V-Series 3, L.P., Enex Oil & Gas Income Program V-Series 4, L.P., Enex Oil & Gas Income Program V- Series 5, L.P., and Enex Oil & Gas Income Program VI-Series 1, L.P. (collectively, the "Predecessor Partnerships"), a majority in interest of the Limited Partners of each Predecessor Partnership voted affirmatively to approve the transfer of the assets of each such Predecessor Partnership to the Partnership in return for units ("Units") of limited partnership interest in the Partnership (the "Consolidation"), and, thereafter, to dissolve and liquidate, effective June 30, 1997. Under the Plan of Consolidation, each Predecessor Partnership will receive a number of Units based upon the relative exchange value (the "Exchange Values") as of September 30, 1996, of the net assets of the Predecessor Partnership transferred to the Partnership. The Exchange Values were calculated by the General Partner based upon fair market valuations prepared by H.J. Gruy and Associates, Inc., an independent petroleum engineering and consulting firm, as of December 31, 1995, as adjusted by the General Partner for estimated sales of oil and gas produced during the period of January 1, through September 30, 1996, and for cash on hand, short term investments, receivables, and prepaids and liabilities of each Predecessor Partnership.

                  Further information with respect to the Consolidation and the basis upon which the Exchange Values were determined is hereby incorporated herein by reference to the sections captioned "SUMMARY" and "THE PROPOSED CONSOLIDATION" in the definitive Prospectus/Proxy statement and Exchange Offer dated April 7, 1997 (the "Prospectus/Proxy Statement") contained in Schedule 14A of the Partnership (Registration No. 33-09953, filed with the Securities and Exchange Commission on April 7, 1997).

Item 3.           Securities to be Registered

                  As of the date hereof, there are 1,102,631 $10 "units" of limited partnership interest in the Partnership issued and outstanding, none of which are held by or for the account of the Partnership.

Item 4.           Description of Registrant's Securities to be Registered

                  Information with respect to the Units is hereby incorporated by reference to the sections captioned "THE PROPOSED CONSOLIDATION" and "THE CONSOLIDATED PARTNERSHIP" in the Prospectus/Proxy Statement.

Item 5.           Financial Statements and Exhibits

         (a)      Financial Statements

                  None.

         (b)      Exhibits

         1   -    Plan of Consolidation.  Incorporated by reference to Appendix
                  C to the Prospectus/Proxy Statement.

         2   -    Prospectus/Proxy Statement.  Incorporated by reference to the
                  Prospectus/Proxy Statement.

211627_1

         3.1 - Certificate of Limited Partnership of the Partnership. Incorporated by reference to Exhibit 3.2 to the Registration Statement (the "Registration Statement") on Form S-4 of the Partnership (Registration No. 33-09953, filed with the Securities and Exchange Commission on March 19, 1997).

         3.2 -    Amended Articles of Limited Partnership of the Partnership.*

         5. - Legality opinion of Satterlee Stephens Burke & Burke LLP of Summit, New Jersey, including consent. Incorporated by reference to Exhibit 5 to Amendment No. 3 to the Registration Statement.

         27  -    Financial Data Schedule.  Incorporated by reference to Exhibit
                  27 to the Registration Statement.

         99.1-    Form of Operating Agreement.  Incorporated by reference to
                  Exhibit 28(d) to Registration Statement No. 33-34348 of Enex Oil & Gas Program V.


*        Exhibit annexed.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


August 21, 1997.


                        ENEX CONSOLIDATED PARTNERS, L.P.,
                        a New Jersey Limited Partnership


                         By: ENEX RESOURCES CORPORATION
                                             General Partner


                                        By /s/ Gerald B. Eckley
                                                    Gerald B. Eckley
                                    President


211627_1